On April 22, 2015, the Board authorized and ratified the transfer of all of the assets of the Managed Futures Strategies Portfolio (the “Managed Futures Portfolio”) to the Hatteras Managed Futures Strategies Fund, in exchange solely for shares of the Hatteras Managed Futures Strategies Fund and its assumption of the Managed Futures Portfolio’s liabilities, followed by the distribution by the Managed Futures Portfolio to its shareholders of the Hatteras Managed Futures Strategies Fund shares, pursuant to the Plan of Reorganization by and between UFT and HAMFT on April 29, 2016.